August 31, 2010	Via Facsimile
and Via EDGAR
Mr. Sirimal R. Mukerjee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Regency Energy Partners LP Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2010 Filed August 9, 2010 File No. 000-51757
Dear Mr. Mukerjee:
On behalf of Regency Energy Partners LP (the “Company”), we are submitting the Company’s response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the quarter ended June 30, 2010 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated August 19, 2010.
The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments.
Form 10-K for Fiscal Year Ended December 31, 2009
Business, page 1
1.	To enhance investor understanding, please expand your disclosure to add a chart showing your corporate structure. Such chart should illustrate ownership by your general partner and its affiliates, as well as ownership by your public unitholders.
Response: In light of the purchase of our general partner and our acquisition of a 49.9% interest in Midcontinent Express Pipeline LLC disclosed in our Current Reports on Form 8-K filed on May 11 and May 28, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010, we believe that such a chart reflecting our structure at December 31, 2009 would not be accurate or helpful to investors. We will file such a chart in our Annual Report on Form 10-K for the year ended December 31, 2010. By way of example, set forth below is a chart that we would propose to include in our Form 10-K for the year ended December 31, 2010.
Compensation Discussion and Analysis, page 81
Annual Incentive Bonuses, page 86

2.	With respect to the determination of annual incentive bonuses in 2009, we note your disclosure at page 92 regarding the subjective adjustments made by your chief executive officer. Please expand your disclosure to briefly describe for each named executive officer all material factors that were considered in determining such officer’s annual incentive bonus in 2009. For example, if such factors included accomplishments by the officer during the year, please provide a brief description of such accomplishments.
Response: Individual bonus awards for our named executive officers were determined by first assessing the performance of each business group and then assessing the individual performance of each named executive officer. A discussion of the material factors that were considered in assessing the performance of each business group is provided on pages 90 – 92 of our Form 10-K for the year ended December 31, 2009. The following is a discussion of the material individual accomplishments that were also considered in determining each named executive officer’s annual incentive bonus:
•	Byron R. Kelley — In assessing Mr. Kelley’s individual performance, the Committee considered his leadership in guiding the Company through the severe economic downturn of 2008/09 and leading the Company’s successful financial performance and capital structuring efforts despite restricted capital markets.

•	Stephen L. Arata — In assessing Mr. Arata’s individual performance, the Committee considered his leadership in guiding the Company’s successful capital structuring and financing efforts, despite restricted capital markets, which enabled completion of the RIGS expansion and other growth capital investments.

•	David G. Marrs — In assessing Mr. Marrs’ individual performance, the Committee considered his leadership in maintaining performance of his business unit, which met budgeted performance expectations in a severe down-cycle year in the compression industry.

•	L. Patrick Giroir — In assessing Mr. Giroir’s individual performance, the Committee considered his key role in negotiating and establishing a joint venture which was critical to raising equity in a challenging capital market environment allowing the Company to move forward with a major growth project.

•	Dennie Dixon — In assessing Mr. Dixon’s individual performance, the Committee considered his rigorous management of the Company’s operations and maintenance expenditures and maintenance capital expenditures, which generated additional cash flow in a challenging economic environment.
We acknowledge the staff’s comment and, to the extent applicable, will include a similar discussion in future filings.
Class C Units, page 94
3.	We note your disclosure at page 96 regarding the Class C Units held by certain of your named executive officers. Please clarify how distributions related to such units would be determined for each such officer. For example, we note your disclosure at page 94 regarding the participation of the Class C Units “as a whole,” but it is not clear how distributions payable to each of these officers would be determined.
Response: The Class C Units are contingent limited partner interests in the former owner of our general partner, Regency GP Acquirer LP (“GP Acquirer”), and holders of Class C Units are not entitled to any distributions until vesting. The Class C Units would have vested only if Regency Energy Partners LP had increased the distributions on its common units to certain levels. In connection with the sale of our general partner in May 2010, the general partner of GP Acquirer, an affiliate of General Electric Company, informed the holders of Class C Units, that in light of the sale, it intended to liquidate GP Acquirer prior to December 31, 2010, and as a result did not expect that the unvested Class C Units would be entitled to any proceeds in connection with the liquidation. Accordingly, we do not believe that further discussion for the year ended December 31, 2009 would be relevant or of benefit to investors.
Potential Payments upon a Termination or Change in Control, page 100
4.	We note your disclosure at page 102 that certain portions of awards under your long-term incentive plan receive accelerated vesting upon a change in control. Please discuss the basis for selecting such an event to trigger accelerated vesting. See Item 402(b)(2)(xi) of Regulation S-K. In this regard, we note your disclosure in Note 11 to the financial statements in your quarterly report on Form 10-Q for the quarter ended June 30, 2010 regarding the vesting of awards under your long-term incentive plan in connection with the recent change of control. We also note that Byron Kelley and Stephen Arata continue to serve as your chief executive officer and chief financial officer, respectively, following this change in control.
Response: With respect to our compensation disclosure in our Form 10-K for the year ended December 31, 2009, the restricted units, phantom units and options awarded under our Long Term Incentive Plan (LTIP) to our named executive officers contain provisions that provide for the awards (or certain portions of the awards) to receive accelerated vesting upon a “change in control,” or the death or “disability” of the executive as defined. Generally, upon events involving the executive’s termination of employment as a result of death or disability, the awards subject to time-based vesting will receive full acceleration, while the awards subject to performance conditions will accelerate pro-rata based upon the point in time the vesting occurs during the performance period (which for the 2009 grants, is May 27, 2009 through March 15, 2012); for change in control events, the awards will receive full acceleration. In the case of Mr. Kelley, in addition to his death or disability, the time-based vesting restricted units granted to him in 2008 will also receive accelerated vesting upon his resignation for “good reason,” as defined in his employment agreement. The phantom award agreements we have with Messrs. Kelley and Dixon also provide for accelerated pro-rata vesting of their performance-based units upon a normal “retirement,” defined to mean a termination of employment on or after reaching age 62. Both Messrs. Kelley and Dixon have reached age 62. Mr. Kelley’s performance-based unit agreement further notes that if he terminates for good reason his award will continue to vest throughout the remainder of the performance period. The phantom unit agreements we have with Mr. Marrs provide for accelerated vesting of any time-based equity grants under our LTIP upon a termination by us without cause or by Mr. Marrs for good reason, which terms are also included in his employment agreement.

Unless otherwise described above, Messrs. Kelley and Marrs employment agreements provide that all other terminations will require a forfeiture of any unvested restricted units.
          A “change in control” is defined pursuant to the LTIP as the occurrence of one or more of the following events: (1) if any person or group becomes the beneficial owner of 50 percent or more of our voting power or voting securities, unless such person or group is the initial entity controlling the General Partner or an affiliate, (2) the complete liquidation of either the general partner of our General Partner, our General Partner, or us; (3) the sale of all or substantially all of our General Partner’s or our assets to anyone other than an entity that is wholly owned by one or more of the General Partner, or us. An executive’s “disability” will have occurred if the executive becomes entitled to receive benefits under our long-term disability plan.
          We have provided for full acceleration provisions in the equity award agreements under our LTIP upon a change in control because we believe that it is important to provide the named executive officers with a sense of stability in the middle of transactions that may create uncertainty regarding their future employment. We believe change in control protection allows management to focus their attention and energy on our business without any distractions regarding the effects of a change in control. Further, we believe that such protections maximize unitholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposal is in the best interest of our unitholders, whether or not the executive will continue to be employed. Executive officers at other companies in our industry and the general market against which we compete for executive talent commonly have equity compensation plans that provide for accelerated vesting upon a change in control event of that company, and we have consistently provided this benefit to our named executive officers in order to remain competitive in attracting and retaining skilled professionals in our industry.
Certain Relationships and Related Transactions, and Director Independence, page 107
5.	We note your disclosure at page F-35 regarding your related party transactions with CDM MAX LLC. With a view toward disclosure, please tell us how CDM MAX was a related party.
Response: CDM Resource Management LLC (CDMRM) is a wholly owned subsidiary of the Partnership. Randall H. Dean, the President and Chief Executive officer of CDMRM, owned an 11.4% interest in CDM MAX until the time of its acquisition by a third party.
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Notes to Financial Statements, page 11
Note 1 — Organization and Summary of Significant Accounting Policies, page 11
Basis of Presentation, page 11
6.	Please tell us how you concluded that “push-down” accounting was appropriate for the limited partnership, as a result of the sale of all of the outstanding membership interests of your general partner. In doing so, please tell us what consideration you gave to and how your conclusion complies with the guidance in SAB Topic 5:J, FASB ASC Topics 805-50-S99-2 and 3. As part of your response, clarify how you determined that the sale of the GP interests resulted in Regency Energy Partners LP becoming substantially wholly owned by Energy Transfer Equity LP.
Response: See the following charts which illustrate the capital structure before and after the transaction:
According to FASB ASC Topic 805, upon obtaining control of a business, the acquirer is required to recognize and measure at fair value 100 percent of the assets and liabilities of the acquiree. As illustrated above, Energy Transfer Equity, L.P. (“ETE”), through ETE GP Acquirer LLC, acquired 100 percent control of our general partner, Regency GP LP (the “GP”), on May 26, 2010.
An analysis was performed to determine whether “push-down” accounting was appropriate for the GP. As ETE is a publicly traded company and acquired 100 percent of the voting interest of the GP, it was determined, based on SAB Topic 5:J Question 1, that “push-down” accounting would be required at the GP level. With respect to the Company, it is the Company’s understanding that the SEC has historically indicated that if “push-down” accounting is applied to an acquired entity (the GP in this case) with a consolidated subsidiary that is a SEC registrant (i.e., the Company), “push-down” accounting also is required in that consolidated subsidiary’s stand-alone financial statements.
In addition, SAB Topic 5:J says “push-down” accounting is required for a purchase transaction that “results in an entity becoming substantially wholly owned (as defined in Rule 1-02(aa) of Regulation S-X)”. Rule 1-02(aa) of Regulation S-X further defines that “the term wholly-owned subsidiary means a subsidiary substantially all of whose outstanding voting shares are owned by its parent and/or the parent’s other wholly-owned subsidiaries”. According to Section 7.1(a) of our Amended and Restated Agreement of the Limited Partnership (the “Partnership Agreement”), “[e]xcept as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership.” As the general partner of the Company, the GP makes all decisions regarding the business and affairs of the Company. As a matter of state law and under the Partnership Agreement and the guidance in FASB ASC Topic 810-20 (formerly EITF 04-5), the general partner controls the Company. The Company’s limited partners (common unitholders) have only limited voting rights, including the right to remove the GP with a 2/3 vote and, in certain cases, in addition to the approval of the GP, to approve the merger of the Company. Therefore, the Company concluded that as a result of the sale of the GP to ETE, a change in control of the Company occurred (as a result of the acquisition of 100 percent of the GP voting interest) because the GP has the voting power over the management of the Company and that “push-down” accounting was required.
The Company also considered SAB Topic 5: J, Question 2 to consider the impact of the Company’s outstanding public debt on the GP’s ability to control the Company. While the Company believes the significance of its outstanding public debt would result in the conclusion that “push-down” accounting was not required (though encouraged by the Staff), the Company elected to apply “push-down” accounting, to increase the transparency and consistency in the filings of both ETE and the Company. The Company believes it is a more informative presentation for the users of the financial statement to apply “push-down” accounting to the Company’s financial statements so that there will be no difference in the basis of the Company’s assets and liabilities presented in the financial statements of ETE and the Company. Furthermore, the General Partner has no independent operations and its only asset, other than its two percent general partner interest and the incentive distribution rights in the Company, is $1,000 cash. The Company believes that failure to apply “push-down” accounting to the Company would result in confusion to the readers of financial statements of ETE, the General Partner and the Company, as it would result in two different bases of accounting for the same underlying assets.
In addition, in considering the application of “push-down” accounting, the Company also evaluated the provisions in FASB ASC Topic 805-50-S99-3 and FASB ASC Topic 805-50-30-7, which discuss the application of “push-down” accounting where a master limited partnership is formed through a rollup, a dropdown, a rollout or a reorganization. The Company concluded that these provisions were not applicable, as the transaction did not involve these situations.
The Company’s independent registered public accounting firm, KPMG LLP, agrees with the Company’s conclusion related to the appropriateness of the application of “push-down” accounting to the Company. KPMG LLP’s Department of Professional Practice was consulted in evaluating the Company’s conclusion.
To improve the clarity of disclosure, the Company intends to modify its “Basis of Presentation” disclosure in future filings as follows:
On May 26, 2010, GP Seller completed the sale of all of the outstanding membership interests of the General Partner pursuant to a Purchase Agreement (the “Purchase Agreement”) among itself, ETE and ETE GP (the “ETE Acquisition”). Prior to the closing of the Purchase Agreement, GP Seller, an affiliate of GE EFS, owned all the outstanding limited partners’ interests in the General Partner, which is the sole general partner of the Partnership, and the entire member’s interest in the Managing General Partner [Regency GP LLC is the general partner of Regency GP LP], which is the sole general partner of the General Partner and, as a result of that position, controlled the Partnership. As a result of this transaction, the outstanding voting shares of the General Partner and control of the Partnership transferred from GE EFS to ETE. Consequently, control of the General Partner and the Partnership changed. In connection with this change in control, the Partnership’s assets and liabilities were adjusted to fair value on the closing date (May 26, 2010) by application of “push-down” accounting (the “Push-down Adjustments”).
For reference purpose, below is our current disclosure in the Form 10-Q for fiscal quarter ended June 30, 2010 (page 11):

On May 26, 2010, GP Seller completed the sale of all of the outstanding membership interests of the General Partner pursuant to a Purchase Agreement (the “Purchase Agreement”) among itself, ETE and ETE GP (the “ETE Acquisition”). Prior to the closing of the Purchase Agreement, GP Seller, an affiliate of GE EFS, owned all the outstanding limited partners’ interests in the General Partner, which is the sole general partner of the Partnership, and the entire member’s interest in the Managing General Partner, which is the sole general partner of the General Partner and, by virtue of that position, controlled the Partnership. Control of the Partnership transferred from GE EFS to ETE as a result of the ETE Acquisition. In connection with this transaction, the Partnership’s assets and liabilities were required to be adjusted to fair value on the closing date (May 26, 2010) by application of “push-down” accounting (the “Push-down Adjustments”).
7.	Assuming “push-down” accounting is appropriate, please explain to us how you concluded the transaction fair value should be determined using “enterprise” value, citing all underlying authoritative accounting literature that supports your conclusion.
Response: The Company intends to modify its “Basis of Presentation” disclosure in future filings to follow the format presented below and to transparently disclose that fair value was utilized in the application of “push-down” accounting and eliminate the use of “enterprise value”.
The Company applied the guidance in FASB ASC 820, Fair Value Measurements and Disclosures in determining the fair value of partners’ capital, which comprised of following items:

Item	($ in thousands)
Limited partners interest	$2,073,532
General partner interest	304,950
Noncontrolling interest	31,450

Total fair value of partners’ capital	$2,409,932

The Company then developed the preliminary fair value of its assets and liabilities using the guidance of FASB ASC 820, Fair Value Measurement and Disclosures, allocated as follows:

($ in thousands)
Working capital	$(3,286)
Gathering and transmission systems	487,792
Compression equipment	779,634
Gas plants and buildings	131,537
Other property, plant and equipment	100,267
Other long-term assets	114,146
Investment in unconsolidated subsidiary	36,839
Intangible assets	734,137
Goodwill	668,940

$3,783,680
Less:
Series A convertible redeemable preferred units	70,793
Long-term debt	1,239,863
Other long-term liabilities	63,092

Total fair value of partners’ capital	$2,409,932

In determining these fair value amounts, the Company retained third-party valuation experts to assist the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 33
8.	We note you present pre- and post-transaction periods separately in your financial statements, but discuss your results of operations on a “combined” basis. Considering the significance of the change in control that occurred, and in light of your conclusion that “push-down” accounting is appropriate, please tell us what consideration you gave to providing a supplemental discussion of your results of operations, based upon pro forma information prepared in accordance with Article 11 of Regulation S-X, which would reflect the impact of only the transaction that had the significant impact on comparability.
Response: In response to your comment, the Company has considered Steven C. Jacobs’, Associate Chief Accountant, Division of Corporation Finance, speech entitled “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Development” dated December 11, 2007, Pro-Forma MD&A, with respect to the Company’s satisfying the requirements of Item 303 of Regulation S-K in its Form 10-Q for the period ended June 30, 2010. In addition, the Company considered the facts and circumstance surrounding ETE GP’s acquisition of the GP, the nature of the pro-forma adjustments that would need to be made, and the overall meaningfulness of pro-forma disclosures. The Company concluded the inclusion of pro-forma Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) would not be meaningful disclosure and would not enhance management’s discussion of results of operations for the following reasons:
1.	The material pro-forma adjustments impacting net income relate to depreciation and amortization, income from unconsolidated subsidiaries, and interest expense, net, all of which have no impact on the Company’s results from normal business operations, which are primarily measured by segment margin and adjusted EBITDA.

2.	The “Combined” presentation included in the Form 10-Q represents how management analyzes the business, ignoring the “predecessor” and “successor” accounting periods.

3.	Most of the Company’s financial and operational performance measures, including Volumes, Segment Margin, Total Segment Margin, Adjusted Segment Margin, Adjusted Total Segment Margin, Revenue Generating Horsepower, Operation and Maintenance Expense, Adjusted EBITDA, would not be impacted by providing pro-forma MD&A. Any Net Income or EBITDA impact of the “push-down” accounting pro-form adjustments would be eliminated upon arriving at Adjusted EBITDA. Another key financial performance measure, Cash Available for Distribution, would also not be impacted by any pro-forma adjustments.

4.	Since the “Successor” period is only one month, the Company concluded the impact of the actual “push-down” accounting adjustments to the three and six month periods ended June 30, 2010 were immaterial.

5.	The Company disclosed that depreciation and amortization was impacted as a result of the application of “push-down” accounting.
The Company intends to expand its MD&A in future filings to discuss variances in individual line items (e.g., depreciation and amortization) that are the result of the application of push-down accounting, in addition to other changes. Using the six-months ended June 30, 2010 as an example only, the Company would modify its discussion of depreciation and amortization as follows:

          Depreciation and Amortization. Depreciation and amortization expense increased to $57,079,000 in the six months ended June 30, 2010 from $54,125,000 in the six months ended June 30, 2009. This increase is due to the completion of various organic growth projects since June 30, 2009 and $1,581,000 of additional depreciation and amortization expense incurred related to the fair value adjustment of the Partnership’s long-lived assets as a result of push-down accounting described above. Had the change in control occurred on January 1, 2009, the Partnership’s depreciation and amortization for the six months ended June 30, 2010 and 2009 would have been $64,984,000 and $63,611,000, respectively.
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the staff comments or changes in response to staff comments do not foreclose the SEC from taking action with respect to the filings, and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-840-5800.
Very truly yours,

/s/ Paul M. Jolas
Paul M. Jolas
Executive Vice President, Chief Legal Officer and Secretary

cc:	Byron R. Kelley — President and Chief Executive Officer (Principal Executive Officer)
Rodney L. Gray — Regency Energy Partners LP, Audit Committee Chairman
Stephen L. Arata — Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Lawrence B. Connors — Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)